                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washinton, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1 )*

                                 Health Net Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    42222G108
                                 (CUSIP Number)

                                December 31, 2007
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP No.  42222G108

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           1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
                Invesco Ltd.

                   AIM Advisors, Inc.
                   AIM Capital Management, Inc.
                   Invesco Institutional (N.A.), Inc.
                   PowerShares Capital Management LLC
                   Invesco Asset Management Deutschland GmbH
                   Invesco Taiwan Limited
                   PowerShares Capital Management Ireland LTD
                   AIM Private Asset Management, Inc.
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           2.   Check the Appropriate Box if a Member of a Group (see
                Instructions)
                (a)
                (b)

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           3.   SEC Use Only  _______________________________________________

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           4.   Citizenship or Place of Organization
                Invesco Ltd. - Bermuda

                   AIM Advisors, Inc. - US
                   AIM Capital Management, Inc. - US
                   Invesco Institutional (N.A.), Inc. - US
                   PowerShares Capital Management LLC - US
                   Invesco Asset Management Deutschland GmbH - Germany Invesco Taiwan Limited - Taiwan, R.O.C.
                   PowerShares Capital Management Ireland LTD - Ireland AIM Private Asset Management, Inc. - US

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                      5. Sole Voting Power 4,400,114: Such shares are held by the following entities in the respective amounts listed:

                           AIM Advisors, Inc. - 3,794,174
                           AIM Capital Management, Inc. - 378,860
                           Invesco Institutional (N.A.), Inc. - 91,200
                           PowerShares Capital Management LLC - 131,015
                           Invesco Asset Management Deutschland GmbH - 2,536
                           Invesco Taiwan Limited - 2,200
                           PowerShares Capital Management Ireland LTD - 87
                           AIM Private Asset Management, Inc. - 42
Number of Shares      -----------------------------------------------------
Beneficially Owned
by Each Reporting     6.   Shared Voting Power   ______-0-______
Person With
                      ----------------------------------------------------------

                      7. Sole Dispositive Power 4,400,114: Such shares are held by the following entities in the respective amounts listed:

                           AIM Advisors, Inc. - 3,794,174
                           AIM Capital Management, Inc. - 378,860
                           Invesco Institutional (N.A.), Inc. - 91,200
                           PowerShares Capital Management LLC - 131,015
                           Invesco Asset Management Deutschland GmbH - 2,536 Invesco Taiwan Limited - 2,200
                           PowerShares Capital Management Ireland LTD - 87 AIM Private Asset Management, Inc. - 42

                      ----------------------------------------------------------

                      8.   Shared Dispositive Power   ______-0-______

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           9.   Aggregate Amount Beneficially Owned by Each Reporting Person:
                4,400,114

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           10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A

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           11.  Percent of Class Represented by Amount in Row (9)        3.99%
                                                                         ----

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           12.  Type of Reporting Person (See Instructions)
                IA, HC. See Items 2 and 3 of this statement.

                                  SCHEDULE 13G

Item 1(a)          Name of Issuer:

                      Health Net Inc.

Item 1(b)          Address of Issuer's Principal Executive Offices:

                      21650 Oxnard Street
                      Woodland Hills, CA 91367
                      United States

Item 2(a)          Name of Person Filing:

                   Invesco Ltd.

                   In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this statement on Schedule 13G or amendment thereto is being filed by Invesco Ltd. ("Invesco"), a Bermuda Company, on behalf of itself and its subsidiaries listed in Item 4 of the cover of this statement. Invesco through such subsidiaries provides investment management services to institutional and individual investors worldwide.

                   Executive officers and directors of Invesco or its subsidiaries may beneficially own shares of the securities of the issuer to which this statement relates (the "Shares"), and such Shares are not reported in this statement. Invesco and its subsidiaries disclaim beneficial ownership of Shares beneficially owned by any of their executive officers and directors. Each of Invesco's direct and indirect subsidiaries also disclaim beneficial ownership of Shares beneficially owned by Invesco and any other subsidiary.

Item 2(b)          Address of Principal Business Office:

                   1360 Peachtree Street NE
                   Atlanta, GA 30309
                   United States

Item 2(c)          Citizenship:

                   See the response to Item 2(a) of this statement.

Item 2(d)          Title of Class of Securities:

                   Common Stock, $.001 par value per share

Item 2(e)          CUSIP Number:

                   42222G108

Item 3 If this statement is filed pursuant to ss240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

           (e) [x] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E)

           (g) [x] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)

                   As noted in Item 2 above, Invesco is making this filing on behalf of its subsidiaries listed herein. Each of these entities is either an investment adviser registered with the United States Securities and Exchange Commission under
                   Section 203 of the Investment Advisers Act of 1940, as amended, or under similar laws of other jurisdictions. Invesco is a holding company.

Item 4             Ownership:

                   Please see responses to Items 5-8 on the cover of this statement, which are incorporated herein by reference.

Item 5             Ownership of Five Percent or Less of a Class:

                   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x]

Item 6             Ownership of More than Five Percent on Behalf of Another
                   Person:

                   N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being reported on By the Parent Holding
                   Company:

                   Please see Item 3 of this statement, which is incorporated herein by reference.

Item 8             Identification and Classification of Members of the Group:

                   N/A

Item 9             Notice of Dissolution of a Group:

                   N/A

Item 10            Certification:

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                   Signature:

                   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        02/09/2008
                                        Date

                                        Invesco Ltd.


                                        By: /s/ Lisa Brinkley
                                            ------------------------------------
                                            Lisa Brinkley
                                            Global Compliance Director